Listed Funds Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 8, 2022

VIA EDGAR

Filing Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:     Ryan Sutcliffe

Re:	Listed Funds Trust (the “Trust”): Pre-Effective Amendment No. 3 to the Registration Statement
on Form N-14 (File No. 333-261819)

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby requests that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 of the Trust, which was filed on February 8, 2022, be accelerated so that such Pre-Effective Amendment will become effective as soon as practicable on February 8, 2022.

In connection with this request, Foreside Fund Services, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

LISTED FUNDS TRUST		FORESIDE FUND SERVICES, LLC

/s/ Kent Barnes		/s/ Mark Fairbanks

By:	Kent Barnes	By:	Mark Fairbanks
Title:	Secretary	Title:	Vice President